Moore&VanAllen
March 13, 2006	Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Mr. Jeffrey Werbitt	T 704 331-1000
Division of Corporation Finance	F 704 331-1159
United States Securities and	www.mvalaw.com

Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	US LEC Corp.
Schedule TO-I/A filed February 23, 2006
File No. 5-54177

Dear Mr. Werbitt:

On behalf of US LEC Corp. (the “Company”), we hereby transmit for filing via EDGAR with the Securities and Exchange Commission Amendment No. 1 (the “Amendment”) to the Company’s Schedule TO-I (File No. 5-54177) (as amended, the “Schedule TO”). We also submit on behalf of the Company the following responses to comments received from the staff of the Division of Corporation Finance in its letter dated March 7, 2006. For your convenience, we have reproduced the staff’s comment in bold faced type before each response in this letter.

The Company has prepared a “Supplement to Offer to Exchange Certain Outstanding Options for New Options” (which we refer to in this letter as the “Supplement”). A copy of the Supplement has been filed as Exhibit (a)(12) to the Schedule TO. The Supplement will be made available to eligible option holders electronically via the Company’s Intranet. The Company’s cover letter for this transmission has been filed as Exhibit (a)(13).

Schedule TO

Item 10. Financial Statements. page 5

1.	In view of the fact that you are incorporating by reference the information required by Item 1010(a) of Regulation M-A, please revise your Offer to Exchange to disclose the summary financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Schedule TO. Also, advise us as to how you intend to disseminate the information to option holders.

Under “Information Concerning US LEC,” the Company has added selected financial and operating data to the Supplement for the past five fiscal years. Substantially all of this information also appears in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 which was recently filed with the Commission and is available to option holders on the Company’s website.

Mr. Jeffrey Werbitt

March 13, 2006

2.	Please revise to disclose the information required by Item 1010(b) of Regulation M-A. Otherwise advise of the basis for your belief that the information is not material to this transaction.

The Company believes that the inclusion of pro forma information required by Item 1010(b) in the context of an option exchange offer is not material. The pro forma effect would be based on assumptions relating to the number and terms of eligible options that would be exchanged, as well as the exercise price and vesting schedules of the new options, that may have little relationship to the actual results of the exchange that occur on the expiration date. Moreover, relating the pro forma effect to 2005 would be essentially meaningless because the financial statement effect of the results of the exchange will occur over the period from 2006 through 2010. In addition, with the exception of a limited number of senior officers and eligible directors, virtually all other eligible option holders do not hold options covering a sufficient number of shares for the pro forma financial effect of their exchange decision to make a difference to them. The Company believes these option holders will be focusing almost exclusively on the new option price compared to the exercise prices of their existing options as the most relevant factors influencing their exchange decision. Accordingly, no pro forma financial information has been included in the Supplement.

Offer to Exchange

General

3.	We note that you disclose the closing price of your common stock of $2.40 as of February 17, 2006. Please advise us as to why you refer to this date rather than a date immediately prior to the commencement of the offer.

The Company selected February 17, 2006 to allow ample time to prepare and file Schedule TO with the Commission and to furnish exchange offer materials to eligible option holders on a timely basis. It is noteworthy that the closing stock price on February 22, 2006 was $2.42, virtually unchanged from the closing stock price on February 17, 2006.

Summary Term Sheet, page 1

4.	You disclose on page 5 under the response to question 20 that “you should consult your own tax advisor to determine the tax consequences of this offer.” Because security holders are entitled to rely on your tax disclosure, it is inappropriate to include this apparent disclaimer. You may however, recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis.

The Company has made appropriate revisions to the tax disclosure in the Supplement to exclude any apparent disclaimer.

5.	You disclose that if not accepted for payment, the options tendered may also be withdrawn at any time after 5:00 p.m., North Carolina time on April 24, 2006. Rule 13e-4(f)(2)(ii) Rule 13e-4(a)(3) defines “business day” as the time period between 12:01 a.m. and 12:00 midnight Eastern Time, other than Saturday, Sunday, or a Federal holiday. Since your offer began on February 23, 2006, it does not appear that your offer complies with the time period for

Mr. Jeffrey Werbitt

March 13, 2006

additional withdrawal rights mandated by Rule 13e-4(f)(2)(ii) and must be changed. Please revise your Offer to Exchange here and throughout your document or advise.

The Supplement contains appropriate revisions to change the date to April 19, 2006.

6.	Conditions of the Offer, page 15

6.	A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. For example, but without limitation, revise the bullet points to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined. Also, revise to eliminate references to events that may “indirectly” affect the offer.

The Supplement makes the requested revisions by deleting references to “threatened” and “direct and indirect.”

7.	We note that you refer to US LEC’s “prospects,” “contemplated future conduct” and “benefits that [you] believe [you] will receive from this offer” throughout this section. Please revise to specify or generally describe these “prospects” “contemplated future conduct” and “benefits” so that security holders will have the ability to objectively determine whether conditions that contemplate “prospects” have been triggered.

The Supplement deletes references to prospects, contemplated future conduct, prospects and similar terms. The Supplement also deletes the condition set forth in subparagraph (j) of Section 6 and notifies option holders that the only conditions of the offer are listed in subparagraphs (a) – (i) of Section 6. The Supplement clarifies that the reference to “benefits” in these subparagraphs refers to the purpose of the offer described in “Section 2 – Purpose of the Offer” on page 8.

The Supplement explains that if there is a question as to whether one of the conditions to the offer has been triggered while the offer is pending, the Company will promptly notify holders of eligible options as to how it intends to proceed. The Company will also contact the staff upon the occurrence of one of the listed conditions to discuss how the Company intends to proceed and the method by which the Company intends to inform option holders about its plans.

12.	Material U.S. Federal Income Tax Consequences, page 21

8.	You disclose on page 21 that this section provides a “general summary” of the material U.S. federal income tax consequences of the offer. Item 1004(a)(1)(xii) of Regulation M-A requires that you disclose all material federal tax consequences of the transaction. Your disclosure suggests that option holders may not rely on the description of material tax consequences included in the offer document. Please revise to delete the reference to this section as a “general summary” and to discuss all material federal tax consequences.

The Supplement makes the requested revisions in the tax disclosure.

Mr. Jeffrey Werbitt

March 13, 2006

16.	Additional Information, page 23

9.	Please revise to reflect the new address of the SEC’s Public Reference Room. In this regard, the SEC is now located at 100 F Street, N.E, Washington, D.C. 20549.

The new address has been included in the Supplement.

17.	Forward-Looking Statements, page 24

10.	The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

The Supplement deletes Section 17 entitled “Forward-Looking Statements” from the Offer to Exchange and expressly provides that “[a]ny ‘forward looking statements,’ as defined in the Private Securities Litigation Reform Act of 1995, in the Offer to Exchange are not entitled to the safe-harbor protection under that law.

Closing Comments

The requested statement from the Company is enclosed.

Under separate cover the Company will provide the staff with three courtesy copies of the Schedule TO, as amended, together with related exhibits. Please feel free to call me or Tom O’Donnell with any questions or additional comments.

Yours truly,

MOORE & VAN ALLEN PLLC

/s/ Barney Stewart III

Barney Stewart III

cc:	J. Lyle Patrick
Thomas Gooley
Michael Shor
Shane Turley